CERTIFICATE OF NOTIFICATION

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996 and January 14, 1997 in the matter of File No. 70-8461.

                                                   --------------

Georgia Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 9 (Post-Effective No. 6) herein:

         1. On January 16, 1997, the issuance and sale by Georgia Power Capital Trust II (the "Trust"), a Delaware business trust, of 7,000,000 of its 7.60% Trust Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $180,412,375 aggregate principal amount of its Series B 7.60% Junior Subordinated Notes (the "Junior Subordinated Notes") due December 31, 2036, pursuant to the Second Supplemental Indenture dated as of January 1, 1997, supplementing the Subordinated Note Indenture dated as of August 1, 1996, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of January 1, 1997, providing for the guarantee by the Company of certain obligations of the Trust, in respect of the Trust Preferred Securities, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

                  Exhibit  A - Copy of the prospectus supplement with
                               respect to the Trust Preferred Securities, dated January 9, 1997, and accompanying prospectus dated August 16, 1996. (Filed electronically January 13, 1997, in File Nos. 333-06037, 333-06037-01, 333-06037-02
                               and 333-06037-03.)

                  Exhibit  B - Underwriting Agreement dated January 9, 1997.
                               (Designated in Form 8-K dated January 9, 1997, File No. 1-6468, as Exhibit 1.)

                  Exhibit C -  Amended and Restated
                               Trust Agreement dated as of January 1, 1997.
                               (Designated in Form 8-K dated January 9, 1997, File No. 1-6468, as Exhibit 4.5.)

                  Exhibit D -   Second Supplemental
                                Indenture to the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as trustee.
                                (Designated in Form 8-K dated January 9, 1997,
                                File No. 1-6468, as Exhibit
                                4.2.)

                  Exhibit E -   Guarantee Agreement, dated as of January 1,
                                1997, with respect to Trust Preferred
                                Securities. (Designated in Form 8-K dated
                                January 9, 1997, File No. 1-6468, as Exhibit
                                4.8.)

                  Exhibit F -   Opinion of Troutman Sanders LLP dated
                                January 27, 1997.




Dated    January 27, 1997                   GEORGIA POWER COMPANY



                                            By       /s/  Wayne Boston
                                                  Wayne Boston
                                              Assistant Secretary